UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  June 26, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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REGULATORY APPROVAL

NOVO NORDISK RECEIVES APPROVAL IN THE US FOR PRANDIMET(TM)

Novo Nordisk today announced that the US Food and Drug Administration (FDA) has approved PrandiMet(TM), a fixed-dose combination of the fast-acting insulin secretagogue repaglinide and metformin for the treatment of type 2 diabetes.

PrandiMet(TM) has been approved as an adjunct to diet and exercise to improve glycaemic control in adults with type 2 diabetes who are already treated with a meglitinide (such as Prandin(R)) and metformin or who have inadequate glycaemic control on a meglitinide alone or metformin alone.

"As the world's leading diabetes care company, Novo Nordisk is dedicated to providing a broad portfolio of treatments that respond to each stage of diabetes. With PrandiMet(TM), physicians will have a simplified option for Prandin(R) and metformin combination therapy," said Jerzy Gruhn, president, Novo Nordisk, Inc.


ABOUT PRANDIMET(TM)

PrandiMet(TM) is indicated for the treatment of type 2 diabetes and includes two approved products with well established data for safety and efficacy: repaglinide (Prandin(R)) and metformin. It is the first fixed-dose combination of repaglinide, a fast-acting insulin secretagogue, and metformin, an insulin sensitiser. PrandiMet(TM) combines two antihyperglycaemic agents with different mechanisms of action in one tablet to improve glycaemic control. PrandiMet(TM) works to control three abnormalities of type 2 diabetes: impaired insulin secretion, insulin resistance and excessive hepatic glucose production.

PrandiMet(TM) is available in two dosage strengths - 1mg (repaglinide)/500mg (metformin) and 2mg (repaglinide)/500mg (metformin), dosed 2-3 times per day with meals.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,300 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Contacts for further information:

Media:                      Investors:

Outside North America:      Outside North America:
Mike Rulis                  Mads Veggerby Lausten
Tel: (+45) 4442 3573        Tel: (+45) 4443 7919
mike@novonordisk.com        mlau@novonordisk.com

                            Hans Rommer
                            Tel: (+45) 4442 4765
                            hrmm@novonordisk.com

In North America:           In North America:
Sean Clements               Christian Qvist Frandsen
Tel: (+1) 609 514 8316      Tel: (+1) 609 919 7937
secl@novonordisk.com        cqfr@novonordisk.com

Stock Exchange Announcement no 39 / 2008



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 26, 2008                          NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer